United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2005
Commission File Number 000-29103

STATS CHIPPAC LTD.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3/S-3 (file numbers 333-119705 and 333-119705-1) of STATS ChipPAC Ltd. and STATS ChipPAC, Inc. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer
Date:	July 29, 2005

By:	/s/ Michael G. Potter
Name:	Michael G. Potter
Title:	Chief Financial Officer
Date:	July 29, 2005

CORPORATE RELEASE

STATS CHIPPAC RAPIDLY EXPANDING CAPACITY AND TECHNOLOGY PORTFOLIO IN CHINA
Construction starting in Q3 on second Shanghai facility to support advanced turnkey solutions
Singapore and United States, July 26, 2005 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced it is rapidly expanding both its manufacturing capacity in China and the depth of its technology portfolio for advanced laminate packages and System-in-Package (SiP) solutions. The new facility will almost double the current manufacturing floor space, further strengthening STATS ChipPAC’s position as the largest full turnkey assembly and test service provider in China.
A new 300,000 square foot facility will be built next to STATS ChipPAC’s existing 430,000 square foot facility in the Qingpu District of Shanghai. The building construction is scheduled to begin in the third quarter of this year and will be facilitized according to customer demand with a targeted completion of the factory in mid 2006.
STATS ChipPAC Shanghai offers high volume, low cost turnkey solutions including wafer probe, assembly, test, and distribution. In addition to the planned floor space expansion, STATS ChipPAC has been rapidly building its technology base in China with advanced die attach and wire bond processes, advanced mold processes, film die attach, and 300mm wafer thinning down to 4 mils. With high volume production experience in three dimensional (3D) stacking and System-in-Package (SiP), STATS ChipPAC Shanghai is one of the most advanced integrated circuit (IC) subcontractors in China.
“STATS ChipPAC Shanghai offers significant value to our customers in terms of its volume manufacturing experience and quick turn assembly builds, strong technology, mature business process, ample space for growth, and proximity to growing mobile handset markets,” said Wan Choong Hoe, STATS ChipPAC’s Chief Operating Officer. “We view China as a strategic location to provide customers with high volume laminate products from design to distribution, evolutionary stacked die solutions, and advanced SiP technology.”
Beginning in the first quarter of 2005, STATS ChipPAC Shanghai has ramped a variety of high volume laminate products to support multiple customers in markets such as chipsets, PC computing, consumer, and broadband applications. Research and development resources have been added to provide customers with full product development support for next generation emerging products as well as standard packaging programs.
Over the last year, STATS ChipPAC Shanghai has also added several surface mount technology (SMT) lines and package assembly and test equipment to support the volume production of SiP solutions such as memory flash cards, DC to DC converters and baseband modules. SiP is a fully integrated system or sub-system which contains one or more ICs on a die interconnect substrate plus passive components and other subsystem components traditionally assembled on the system board. SiP addresses the growing demand for feature-rich cell phones, pocket PCs, digital cameras and other handheld consumer products which

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

require maximum functional integration in the smallest footprint, lowest profile, and lowest cost package available. STATS ChipPAC expects to add several more SMT lines by the end of 2005 to support customer demand.
“As we have expanded our technology portfolio and successfully ramped our production volumes in PBGA, stacked die, and SiP, customers are seeing more opportunities to be successful in China,’ said Ng Chong Meng, Managing Director, STATS ChipPAC Shanghai. “From research and development to design, assembly, and test, we have added the resources, equipment, and advanced processes necessary to ensure our customers have a competitive edge in their markets.”
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or “the Company” — NNM: STTS and SGX: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). Our offices outside the United States are located in the Netherlands, United Kingdom, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in Singapore and South Korea as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this corporate release.
Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 18, 2005 and the Registration Statement on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC and STATS ChipPAC, Inc. respectively. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

Singapore Contact:
Elaine Ang
Manager, Investor Relations & Corporate
Communications
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : elaine.ang@statschippac.com
US Contacts :

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652	Tel : (208) 939 3104, Fax : (208) 939 4817
email : drew.davies@statschippac.com	email : lisa.lavin@statschippac.com
The Ruth Group
David Pasquale — Executive Vice President
Tel : (646) 536 7006
email : dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059